Exhibit 3(ii)

AMENDMENT TO BYLAWS OF ENTERGY CORPORATION
FEBRUARY 12, 2007

ARTICLE III.
DIRECTORS

SECTION 3.  Election of Directors.  Except as provided in Article III, Section 7 of these Bylaws, each director of the Corporation shall be elected by the vote of a majority of the votes cast with respect to such director at any meeting for the election of directors at which a quorum is present; provided, however, that if the number of nominees for any election of directors nominated (i) by the Board of Directors, (ii) any stockholder or (iii) a combination of nominees by the Board of Directors and any stockholder exceeds the number of directors to be elected (a "Contested Election"), the nominees receiving a plurality of the votes cast by holders of shares entitled to vote at any meeting for the election of directors at which a quorum is present will be elected.  For purposes of this Section 3 of Article III, a majority of the votes cast means that the number of shares voted "for" a director must exceed 50% of the votes cast with respect to that director.  The votes cast shall exclude abstentions with respect to that director's election.

SECTION 7.  Newly Created Directorships and Vacancies.  Any newly created directorship or any vacancy occurring in the Board of Directors for any reason may be filled by a majority of the remaining directors (excluding any director elected by any class or series of preferred stock), although less than a quorum, or by a majority of the votes cast in the election of directors at a meeting of stockholders.  Each director elected to replace a former director shall hold office until the expiration of the term of office of the director whom he or she has replaced and the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.  A director elected to fill a newly created directorship shall serve until the next annual meeting of stockholders and the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.